EXHIBIT 10.12

Software Distribution Agreement

This Software License Agreement is entered into on December 14, 2001 hereto, by and between New Mexico Software Inc. ("Licensor") a New Mexico corporation, with offices at 5041 Indian School NE, Albuquerque, New Mexico 87110 and Sony Electronics Inc. ("Licensee"), with offices at 1 Sony Drive, Park Ridge New Jersey 07656-8003.

Whereas, Sony has developed a Digital Capture Device and Server to capture, digitize, store, and transmit images in medical applications, and New Mexico Software has developed a software system that allows managed storage and access to digital assets including digital images, and will develop a version thereof called AMCv1.0 adapted for management of medical images on a single server at an end user customer site.

Now, Therefore, Licensor and Licensee agree to the terms and conditions attached hereto establishing their respective rights and obligations relating to Licensee's distribution of Licensee's Server.

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their authorized representatives.

Licensee:                         Licensor:
Sony Electronics Inc.             New Mexico Software Inc.

BY: /s/ Andrew Mougis             BY: /s/ Richard F. Govatski

NAME: Andrew Mougis               NAME: Richard F. Govatski

TITLE: SVP                        TITLE: President

DATE: 1/7/02                      DATE: 12/14/01

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1.   DEFINITIONS.  As used in this Agreement, any capitalized term, which is defined in this Agreement or in the attached Exhibit A (Definitions) of this Agreement shall have the meaning specified therein.

2.   GRANT OF LICENSE
     2.1. Licensor hereby grants to Licensee, for the term of this Agreement, a royalty-bearing, worldwide right and license to, within the Field of
     Use:
          2.1.1.    use the Licensed Software internally for testing purposes;
          2.1.2. distribute the Licensed Software to End Users for their use in connection with a Licensee Server, pursuant to the End User License Agreement attached hereto;
          2.1.3. reproduce and have reproduced the Licensed Software to the extent reasonably necessary for the exercise of the other rights granted herein; and,
          2.1.4. to market, distribute, reproduce, have reproduced, edit, translate and modify information and documentation related to the Licensed Software, to incorporate any such material into written materials produced by Licensee, and to use such material to further Licensee's support, maintenance, development, marketing and distribution efforts in connection with the Licensed Software;
     2.2. Nothing contained herein shall be construed as obligating Licensee to advertise, market or distribute the Licensed Software.
     2.3. Until July 31, 2002, Licensee shall deal exclusively with Licensor for software having the general capabilities of the Licensed Software within the Field of Use, and will not distribute, market, or promote products or services that could reasonably be expected to detract from actual or potential use of Licensed Software.

3.   CONSIDERATION
     3.1. Licensee shall pay Licensor the royalty amounts specified in Exhibit B (Fee Schedule).
     3.2. Licensor shall pay all personal property taxes assessed on the Licensed Software and taxes based on Licensor's net income.
     3.3. Within 30 days of the end of each calendar month during the term of this Agreement, Licensee shall send to Licensor:
          3.3.1. a summary report setting forth the number of copies of the Licensed Software distributed during the preceding month for which a royalty fee is due;
          3.3.2.    a computation of royalties due; and
          3.3.3.    payment of royalties due in U.S. currency.
     3.4. Licensee shall maintain records of reproduction and distribution of all copies of Licensed Software subject to royalty for a period of two (2) years following the event giving rise to the royalty payment obligation. Licensee shall also, at Licensor's expense, and subject to such obligations of confidentiality as the Licensee may reasonably require, permit a mutually agreed upon certified public accountant to have reasonable access, at a time mutually agreed to during Licensee's normal business hours, to audit, on an annual basis, Licensee's records and books of account which solely relate to reproduction and distribution of copies of Licensed Software subject to royalty, for the purpose of determining whether the appropriate royalties have been paid to Licensor.

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4.   TERM OF AGREEMENT
       4.1. The term of this Agreement shall commence as of the date first above written and extend until July 31, 2002.
       4.2 Unless earlier terminated as provided in Section 9, Licensee may elect to extend the term of this Agreement for an unlimited number of additional one (1) year terms (subject to the royalty obligations set forth in Section 3) by Licensee giving Licensor notice of such election within the ninety (90) day period prior to the expiration of the then current term.

5.   WARRANTY
     5.1. Licensor represents and warrants to Licensee that:
          5.1.1. Licensor is the true and lawful owner of the Licensed Software, or, for any of the Licensed Software as to which it is not the owner, Licensor has the rights necessary for full performance of Licensee's obligations hereunder; and
          5.1.2. during the term of this Agreement Licensor will have full power and authority to license the Licensed Software to Licensee and convey all other rights and licenses granted to Licensee under this Agreement.

6.   SUPPORT
     6.1. Licensor shall provide Licensee with ongoing support and maintenance for the Licensed Software pursuant to this Section for the period and for the fees outlined in Exhibit B.
     6.2. For support and maintenance Licensor shall:
          6.2.1. have trained support personnel with working knowledge of the Licensed Software available for telephone consultation with Licensee's support personnel during Licensor's normal operating hours;
          6.2.2. correct any deviation of the Licensed Software from the Specification within five (5) days.
     6.3. Licensor's obligations to provide support and maintenance are conditioned upon Licensee:
          6.3.1.    giving notice to Licensor's support personnel;
          6.3.2. using its good faith efforts to convey an accurate description of the deviation, to reasonably analyze the potential reasons causing the deviation, and to create an appropriate environment allowing Licensor to inquire further about the nature of the deviation.
     6.4. After determination that a deviation from the Specification exists with the Licensed Software, and upon Licensee's reasonable request, Licensor shall provide a Fix Release to Licensee without additional charge.
     6.5. Both parties shall supply the other party with a current and ongoing exchange of information relative to any problem encountered by End-Users pertaining to the Licensed Software. The parties understand that the right and duty to exchange such information is to be broadly construed, and may encompass situations that do not call for either party's response under this Section.
     6.6. Licensor's obligations to provide support and maintenance under this Section shall survive the expiration or earlier termination of this Agreement by one (1) year.

7.   OWNERSHIP RIGHTS
     7.1. As between Licensor and Licensee, title to the Licensed Software and its related documentation created by Licensor and delivered by Licensor to Licensee pursuant to this Agreement shall remain vested in Licensor.

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     7.2. Any addition or change to the Licensed Software made by Licensor or
          Licensee during the term of this Agreement shall be the property of Licensor.

8.   INDEMNITY
     8.1. Licensor shall defend, at its expense, any suit or proceeding brought against Licensee and End Users, and will pay all damages and costs awarded in such suit or proceeding, insofar as such suit or proceeding is based on a claim that the Licensed Software, used unmodified, for its intended purpose, and in accordance with the End User License Agreement and this Agreement, infringes any patent, copyright, trade secret, or any trademark, or misappropriates any other proprietary right, provided Licensee or the affected End User gives Licensor prompt notice of any such claim and Licensor is given reasonable assistance, at Licensor's cost, in such defense.
     8.2. In the event that, in any jurisdiction, the Licensed Software is held in a suit or proceeding to infringe any patent, copyright, trade secret or trademark, or misappropriate any other proprietary right or its use is enjoined, Licensor, at its own expense, shall, for Licensed Software used in that jurisdiction, either: (a) procure for Licensee the right to continue using the Licensed Software; (b) modify the Licensed Software so that it becomes noninfringing while still conforming to the Specification; or, (c) refund all royalties paid for Licensed Software that infringes or misappropriates, in which case Licensee's rights in the Licensed Software shall terminate.

9.   TERMINATION
     9.1. If a party fails to perform any of its obligations under this Agreement and such failure remains uncured for a period of thirty
          (30) days following the non-defaulting party giving the defaulting party notice thereof, then the nondefaulting party, in addition to any other rights available to it under law or in equity, may withhold its performance or may terminate this agreement at any time by giving the defaulting party notice thereof.
     9.2. Notwithstanding Section 9.1, if Licensee is the nondefaulting party and Licensee terminates this Agreement, the rights, licenses and options granted herein, notwithstanding such termination, shall remain in effect to the extent necessary to support and maintain licenses to End Users already in effect.
     9.2. Licenses to End Users already issued shall remain in effect despite any termination of this Agreement, provided that royalties due pursuant to Section 3.1 have been paid and that such End Users are in compliance with the End User License Agreement.

10. SURVIVAL. The respective rights and obligations of the parties pursuant to Sections 2.3, 3, 5-9, and 11-15 shall survive the expiration or earlier termination of this Agreement.

11. COPYRIGHT. Any packaging Licensee uses to contain the Licensed Software (or other software of which the Licensed Software is a part) shall contain a copyright notice specifying the year(s) of software development and the notice "copyright New Mexico Software, Inc.," or such other notice as Licensor shall reasonably direct to conform to applicable law.

12.  SOURCE CODE
     12.1. Promptly upon Licensor's delivery, and Licensee's acceptance as meeting the Specification of the Licensed Software in accordance with the Specification, Licensor shall deposit the Source for the Licensed Software with an escrow agent (Escrow Agent) acceptable to both the Licensor and Licensee under the terms and conditions set forth in an escrow agreement (Escrow Agreement) acceptable to both Licensor

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               and Licensee, and that such Escrow Agreement shall contain the release provisions set forth in below. The cost of such Escrow Agreement will be borne by Licensee.
     12.2. Licensor shall update the Source with the Escrow Agent within ten (10) days after acceptance by Licensee of an object code copy of the Licensed Software different from the object code copy previously accepted by Licensee.
     12.3. Licensor hereby grants Licensee a contingent license, which is subject to the conditions in this Section, to use the Source for support and maintenance purposes only. Licensee shall disclose the Source only to its employees where such disclosure is necessary for Licensee's enjoyment of its license to the Source. The Escrow Agent shall release the Source to Licensee and this contingent license shall become effective if Licensor, at any time during the term of this Agreement:
               12.3.1.   Licensor ceases, for any reason, to do business; or
               12.3.2. Licenosor fails to perform its support and maintenance obligations hereunder and such failure remains uncured for a period of thirty (30) day following Licensee giving Licensor notice thereof; or
               12.3.3. Licensor commits any act of bankruptcy within the meaning of the Bankruptcy Code; or
               12.3.4. if bankruptcy, receivership, insolvency, reorganization, dissloution, liquidation, or other similar proceedings are instituted by or against Licensor and any of its assigned under any federal or state law, and are not dismissed within sixty (60) days.

13.  LIMITATION OF LIABILITY
     13.1. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHICH MAY BE SUFFERED BY THE OTHER. SUCH DAMAGES INCLUDE, BUT ARE NOT LIMITED TO, COMPENSATION, REIMBURSEMENT OR DAMAGES ON ACCOUNT OF PRESENT OR PROSPECTIVE PROFITS, EXPENDITURES, INVESTMENTS OR COMMITMENTS, WHETHER MADE IN THE ESTABLISHMENT, DEVELOPMENT OR MAINTENANCE OF BUSINESS REPUTATION OR GOODWILL, OR FOR ANY OTHER REASON WHATSOEVER, INCLUDING, BUT NOT LIMITED TO, THE CLAIMS OF ANY THIRD PARTY.
     13.2. The parties acknowledge that this limitation of liability will in no way affect either party's right to seek appropriate relief at law for any death, personal injury or property damage resulting from the other's negligence, willful misconduct or strict liability in tort arising out of the subject matter of this Agreement.
     13.3. Licensor warrants that the Licensed Software will conform to the Specification. Apart from that warranty, the Licensed Software is made available AS-IS. Except as provided in the End User License Agreement attached to this Agreement, all other warranties, including any warranties of MERCHANTABILITY and FITNESS FOR A PARTICULAR PURPOSE are DISCLAIMED.

14. NOTICE. All notices and other communications required or permitted to be given under this Agreement shall be in writing and will be delivered personally, or mailed by registered or certified mail, return receipt requested, postage prepaid, or by telex, telecopy or other form of

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     rapid transmission, confirmed by mailing as described above, addressed as follows:

     If to Licensee:
     Sony Electronics Inc.
     1 Sony Drive MD-3F3
     Park Ridge, NJ 07656
     Attention: Robert Ellis, GM, Business Development
     Facsimile # (201) 930-6459
     With a copy to:
     Sony Electronics Inc.
     1 Sony Drive
     Park Ridge, NJ  07656
     Attention:  General Counsel, Law Department
     Facsimile # (201) 930-6099

     If to Licensor:
     New Mexico Software
     5041 Indian School NE
     Albuquerque, New Mexico 87110
     Attn: Dick Govatski, CEO
     Facsimile # (505) 255-7201

15.  GENERAL PROVISIONS
     15.1. No right or interest in this Agreement shall be assigned or subcontracted by Licensor without the prior written consent of Licensee, and no delegation of Licensor's support and maintenance obligations under Section 6 may be made without such consent of Licensee, which consents may be withheld for any or no reason. Notwithstanding the foregoing, Licensor may assign its interest in this Agreement to a successor to the entire portion of its business associated with this Agreement without the consent of Licensee. Licensor may subcontract the performance of its support and maintenance obligations under
               Section 6.1 to third parties without Licensee's consent but by giving Licensee notice thereof, so long as Licensor remains primarily liable to Licensee therefor.
     15.2. Either party's waiver of any breach or failure to enforce any of the terms and conditions of this Agreement at any time shall not in any way affect, limit or waive such party's right thereafter to enforce and compel strict compliance with every term and condition hereof.
     15.3. This Agreement shall be deemed to have been made and executed in the State of New Mexico and any dispute arising hereunder shall be resolved in accordance with the laws of New Mexico, without reference to its conflict of laws principles.
     15.4. Except as specifically provided in this Agreement, the rights and remedies of the parties set forth herein shall be cumulative and in addition to any rights and remedies available to them at law and/or in equity.
     15.5. This Agreement constitutes the complete agreement between the parties and supersedes all prior communications and agreements between them with respect to the subject matter hereof and may not be mofified or otherwise amended except by a further writing executed by both parties hereto, which writing specifies that it is an amendment hereto.

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     15.6.     This Agreement was drafted with the joint participation of the parties and/or their legal counsel and any ambiguity contained herein shall not be construed against any party as the draftsman, but in accordance with its fair meaning.
     15.7. If any provision of this Agreement is held invalied or unenforceable by any court of final jurisdiction, it is the intent of the parties that all other provision of this Agreement be construed to remain fully valid, enforceable, and bindig on the parties, and that the invalid or unenforceable provision be severed herefrom only to the extent necessary to correct such invalidity or unenforceability.


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Exhibit A - DEFINITIONS
1. End User means an entity which is granted the right to use the Licensed Software in connection with the Licensee Server, but does not received any rights to further distribute the Licensed Software.
2. Field of Use means the storage and management of digital images obtained in the course of providing human health care.
3. Fix Release means any Release provided between Versions primarily to corect errors and any defects in, or make modifications and enhancements to, the immediately preceding Version of Licensed Software.
4.   Licensed Software means AMCv1.0, as set forth in the Specification.
5.   Licensee Server means Licensee's Digital Capture Device and Server.
6. Release means a tested copy of Licensed Software that Licensor delivers to Licensee. A release letter created by licensor specifying the date of the Release and the changes therein shall accompany each release.
7. Revision means the initial version of the Licensed Software and subsequent releases, which contain substantial new features (including but not limited to significant new functions and/or substantial performance improvements over the latest prior Revisions), and incorporates all object code corrections and Fix Releases from the latest prior Revision.
8.   Souce means the source code and related documentation for each Fix
     Release, Release or Revision of the Licensed Software accepted by Licensee. The documentation includes the product manual.
9. Specification means the specification for Licnesor's AMCv1.0 software attached to this Agreement.
10. Version means a rendition of the Licensed Software that is developed to substantially conform to its own corresponding specification.


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Exhibit B - FEE SCHEDULE

1.   Royalties
     1.1. For each installation of the Licensed Software on the Licensee Servers, Licensee shall provide the End User with a License key obtained from Licensor. For the first 500 (five hundred) installations, Licensee shall pay a royalty of $2,000.00 (two thousand dollars) per installation. From 501 (five hundred and one) to 1,000 (one thousand) installations, Licensee shall pay a royalty of $1,500.00 (fifteen hundred dollars), and for all installations beyond 1,000 (one thousand), Licensee shall pay a royalty of $1,000.00 (one thousand dollars) per installation.
     1.2. Licensee may use the Licensed Software for Backup of the Licensed Software, archives of the Licensed Software, maintenance of the Licensed Software, replacement of the Licensed Software, support for the Licensed Software, development of systems to work in connection with the Licensed Software, testing of systems including the Licensed Software, and for demonstrating the Licensed Software to prospective customers at no charge, all without payment of a royalty fee to Licensor.

2.   Support
     2.1. Licensor shall provide programming support to ensure that the Licensed Software conforms to the Specification at no charge to Licensee.
     2.2. Licensee shall pay Licensor at Licensor's most favorable rates charged any customer for the same service for any support or maintenance services, including training and installation assistance.
     2.3. Licensor has no obligation to provide features, performance, or capabilities in the Licensed Software beyond those in the Specification.



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